Exhibit 99.1

Li-Cycle Announces Review of the Rochester Hub Project

Toronto, Ontario – (October 23, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), a leading global lithium-ion battery resource recovery company, today announced that it is pausing construction work on its Rochester Hub project, pending completion of a comprehensive review of the go-forward strategy for the project.

As previously disclosed, engineering and procurement for the project are largely complete, with the current focus being on construction activities on site. Li-Cycle has recently experienced escalating construction costs. Accordingly, the Company expects the aggregate cost for the current scope of the project to exceed its previously disclosed guidance. In light of these developments, the Board of Directors has decided to pause construction work on the Rochester Hub, pending a review of the project, including an evaluation of the go-forward phasing of its scope and budget, including construction strategy. Li-Cycle continues to work closely with the U.S. Department of Energy (“DOE”) with respect to the previously announced $375 million loan commitment through the Advanced Technology Vehicles Manufacturing (“ATVM”) program for the project, in conjunction with the project review.

Li-Cycle is committed to continuing to support and serve its customers and strategic partners, to lead the global supply of recycled critical battery materials for a clean energy future.

Li-Cycle expects to release its financial results for the third quarter ended September 30, 2023, on November 13, 2023, which will include additional updates on the Company’s near-term plans and the project review process.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is a leading global lithium-ion battery resource recovery company and North America’s largest pure-play lithium-ion battery recycler, with a rapidly growing presence across Europe. Established in 2016, and with major customers and partners around the world, Li-Cycle is on a mission to recover critical battery-grade materials to create a domestic closed-loop battery supply chain for a clean energy future. The Company leverages its innovative, sustainable, and patent-protected Spoke & Hub Technologies™ to provide a safe, scalable, customer-centric solution to recycle all different types of lithium-ion batteries. At our Spokes, or pre-processing facilities, we recycle battery manufacturing scrap and end-of-life batteries to produce black mass, a powder-like substance which contains a number of valuable metals, including lithium, nickel, and cobalt. At our Hubs, or post-processing facilities, we will process black mass to produce critical battery-grade materials, including lithium carbonate, nickel sulphate, and cobalt sulphate. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the Company’s expectation that the aggregate cost for the current scope of the Rochester Hub project will exceed its previously disclosed guidance; the pause on construction work on the Rochester Hub, pending a review of the project, including an evaluation of the go-forward phasing of its scope and budget, including construction strategy; the Company continuing to work closely with the U.S. Department of Energy with respect to the previously announced $375 million loan commitment for the project, in conjunction with the project review; the Company’s commitment to continuing to support and service its customers and strategic partners, to lead the global supply of recycled critical battery materials for a clean energy future; and the date of release of the Company’s financial results for the third quarter ended September 30, 2023 and the inclusion therein of additional updates on the Company’s near-term plans and the project review process. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavorable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.